Exhibit 99.1

Pyxis Tankers Announces Participation in Upcoming Investor Conferences

MAROUSSI, GREECE – May 10, 2016 – Pyxis Tankers Inc. (NASDAQ: PXS), an emerging growth pure play product tanker company, announced today that its management team will be presenting and available to meet with investors at the Drexel Hamilton Micro Cap Investor Forum and the Marcum MicroCap Conference.

The Drexel Hamilton Micro Cap Investor Forum will be held on Thursday, May 12, 2016, at Drexel Hamilton’s office at 77 Water Street, Second Floor, in New York.  Henry Williams, our Chief Financial Officer, is scheduled to present at 10:30 a.m. ET and will be available throughout the day for one-on-one meetings with institutional investors.

The Marcum MicroCap Conference will be held on Wednesday, June 1, 2016 and Thursday June 2, 2016 at the Grand Hyatt at Grand Central in New York.  Members of our senior management team are scheduled to present and will be available throughout the conference for one-on-one meetings with institutional investors.

Investors interested in attending either event and scheduling one-on-one meetings with our management may register and request meetings by using the applicable links below:

Drexel Hamilton Micro Cap Investor Forum https://www.meetmax.com/sched/event_35507/investor_reg_new.html?event_id=35507&cmd=register&attendee_role_id=INVESTOR

Marcum MicroCap Conference

http://www.marcumllp.com/MicroCap/registration

About the Drexel Hamilton Micro Cap Investor Forum

The Drexel Hamilton Micro Cap Investor Forum brings together institutional investors and emerging, high-growth companies.  The event will feature 50 companies that Drexel Hamilton believes have significant growth potential.  Drexel Hamilton, LLC is a New York-based full-service institutional broker-dealer with more than 90 professionals, many of whom are military veterans, across 10 offices. For more information, please visit www.drexelhamilton.com.

About the Marcum MicroCap Conference

The Marcum MicroCap Conference is dedicated to providing a forum where publicly traded companies under $500 million in market capitalization can network with the investment community. Over 2,000 participants from all segments of the microcap market attend each year, including senior management, finance and legal executives, venture and lower middle-market private equity investors, institutional investors, directors, investment bankers, buy- and sell-side analysts, and service providers to the microcap marketplace. For complete information about the Marcum MicroCap Conference, please visit www.marcumllp.com/microcap.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their "eco" features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and experienced management team, whose interests are aligned with those of our shareholders.

Visit our website at www.pyxistankers.com

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0100

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.